Mail Stop 3720

October 17, 2006

Ms. Liane Pelletier
Chief Executive Officer
Chairman of the Board and President
Alaska Communications Systems Group, Inc.
600 Telephone Avenue,
Anchorage, Alaska
99503

> **Re**: **Alaska Communications Systems Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 9, 2006**
>
> **Forms 10-Q for Fiscal Quarter Ended June 30, 2006**
> **File No. 0-28167**

Dear Ms. Pelletier:

We have reviewed your response letter dated September 12, 2006 and have the following comment. As noted in our comment letter dated August 14, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-Q, June 30, 2006
Financial Statements
8. Commitment and Contingencies, page 15

1. Please clarify your response to comment 5. Explain to us what you mean by "(t)he intrinsic value of the assets was determined to be the cash settlement of $1,979,000 received from Crest in closing the transaction". Tell us if you determined that this value is the fair value of the assets acquired from Crest and, if so, tell us how you determined fair value. Also, please explain to us your basis in GAAP for your accounting and your consideration of the guidance in paragraphs 13-16 of SFAS No. 114.

* * * *

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director